Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 000-21935

July 27, 2004

Dear Colleagues:

The combination of Digitas and Modem Media presents all of us with the opportunity to build the next generation leading marketing services agency. We believe the strategic opportunity is extraordinary — combining two great firms with unparalleled people, skills and client rosters. Based on conversations with many of our clients and with investors, the value of the strategic combination is clear.

We have begun the process of making sure the combination is successful. That said, we are constrained in what we can do until the merger is closed — which is likely to be in the fourth quarter. While we can plan for the merger, both Digitas and Modem Media must continue to operate as independent companies until the close. Merger teams are being established and some decisions are being made, however, detailed planning and implementation must await the close.

We are addressing some of the framing issues by announcing our plan to create a two-agency model that will include the combination of the London and San Francisco offices under the Modem Media brand. We have taken steps to clarify the leadership issues for each agency with the planned appointment of Laura Lang and Martin Reidy as leaders of the Digitas and Modem Media networks respectively. We have also established the leadership plan for each office within the network. As the integration teams work though many of the issues that are important to all of us, please know that the information will be shared with all of you. For starters, we’ve attached is the first edition of “Integrate Update”, outlining the initial framework for integration planning.

We understand that a merger of any kind, whatever the strategic logic, is personally disruptive and discomforting. We continue to be asked “what does this change mean to me?” Many of your questions require more detailed planning and discussion than has been done yet. Senior leadership teams met last week to establish integration teams and outline a schedule. The attached newsletter will give you a better idea when some of your questions will be answered. It is critically important to both of us that you know how much we value our employees. We ask you please to, hang in there with us through this uncertainty. Continue to maintain focus on client work through the close and we can all look forward to a smooth transition.

Regards,

David Kenny Chairman and CEO, Digitas	Marc Particelli President and CEO, Modem Media

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.